SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE

13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

iPass Inc.

(Name of Issuer)

Common Shares, $.001 Par Value

(Title of Class of Securities)

42621V108

(CUSIP Number)

David K. Robbins, Esq.

Bingham McCutchen LLP

355 South Grand Avenue, 44th Floor

Los Angeles, CA 90071

(213) 680-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 27, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

INTRODUCTION

This statement amends the amended Schedule 13D (the “Amended Schedule 13D”) filed on May 23, 2005, as amended on August 5, 2005, November 9, 2005, February 6, 2006, May 16, 2006, June 26, 2006, August 1, 2006 and August 15, 2006, by Shamrock Activist Value Fund, L.P., a Delaware limited partnership (“SAVF”), Shamrock Activist Value Fund II, L.P., a Delaware limited partnership (“SAVF II”), Shamrock Activist Value Fund III, L.P., a Delaware limited partnership (“SAVF III” and, together with SAVF and SAVF II, the “Shamrock Activist Value Fund”), Shamrock Activist Value Fund GP, L.L.C., a Delaware limited liability company (the “General Partner”), and Shamrock Partners Activist Value Fund, L.L.C., a Delaware limited liability company (“Shamrock Partners” and collectively with SAVF, SAVF II, SAVF III and the General Partner, the “Reporting Persons”), with respect to Common Shares, $.001 par value per share (“Common Shares”), of iPass Inc., a Delaware corporation (the “Company”). Capitalized terms used and not defined in this Amendment No. 8 shall have the meanings set forth in the Amended Schedule 13D. Except as specifically provided herein, this Amendment No. 8 does not modify any of the information previously reported on the Amended Schedule 13D.

1. ITEM 4 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 4. Purpose of Transaction.

On September 27, 2006, SAVF submitted a demand (the “Books and Records Demand”) pursuant to Delaware Law Section 220 to inspect the books and records and other documents of iPass (the “Company”) with respect to the February 15, 2006 merger with GoRemote Internet Communications (“GoRemote”). The purpose of the Books and Records Demand is to investigate possible mismanagement, misrepresentation by management of cost savings associated with the merger with GoRemote, misrepresentation by management of an integration plan with respect to the merger with GoRemote, waste of corporate assets, lack of due care and appropriate due diligence by the Company’s Directors and senior management when evaluating the proposed merger with GoRemote. We believe the Company’s financial results following the GoRemote merger, indicate either serious Company management and director failures, or misleading disclosures, or both, and thus warrants our review.

The foregoing description of the Books and Records Request Demand is qualified in its entirety by the complete text of the Books and Records Request Demand, which is attached hereto as Exhibit 16 and incorporated herein by reference.

2. ITEM 7 OF THE AMENDED SCHEDULE 13D IS HEREBY AMENDED TO ADD THE FOLLOWING INFORMATION:

ITEM 7. Material to be Filed as Exhibits.

Document

Exhibit 16	—	Letter, dated September 27, 2006, from SAVF to the Company regarding a request to inspect the books and records and other documents of the Company.

Exhibit 17	—	Joint Filing Agreement, dated February 6, 2006, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: September 28, 2006

SHAMROCK ACTIVIST VALUE FUND, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its
general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name:	Michael J. McConnell
Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND II, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its
general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name:	Michael J. McConnell
Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND III, L.P.

By:	Shamrock Activist Value Fund GP, L.L.C., its
general partner

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name:	Michael J. McConnell
Title:	Vice President

SHAMROCK ACTIVIST VALUE FUND GP, L.L.C.

By:	Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell
Name:	Michael J. McConnell
Title:	Vice President

SHAMROCK PARTNERS ACTIVIST VALUE FUND, L.L.C.

By:	/s/ Michael J. McConnell
Name:	Michael J. McConnell
Title:	Vice President

Exhibit Index

Document

Exhibit 16	—	Letter, dated September 27, 2006, from SAVF to the Company regarding a request to inspect the books and records and other documents of the Company.

Exhibit 17	—	Joint Filing Agreement, dated February 6, 2006, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund II, L.P., Shamrock Activist Value Fund III, L.P., Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.